VIRTUS FUNDS

August 31, 2014

Fund	Trust Size	Req. Bond Current Schedule

Virtus Alternative Solutions Trust	174,382,095	600,000
Virtus Equity Trust	2,888,728,200	1,900,000
Virtus Insight Trust	10,520,469,478	5,100,000
Virtus Opportunities Trust	29,537,283,019	11,900,000
Virtus Variable Insurance Trust	1,301,275,185	1,250,000
Duff & Phelps Utility and Corporate Bond Trust, Inc.	426,076,242	750,000
DNP Select Income Fund, Inc.	3,849,418,439	2,300,000
DTF Tax Free Income, Inc.	208,603,760	600,000
Duff & Phelps Global Utility Income Fund, Inc.	1,228,549,437	1,250,000
Duff & Phelps Select Energy MLP Fund, Inc.	698,629,483	900,000
Virtus Total Return Fund	202,078,155	600,000
Virtus Global Multi-Sector Income Fund	309,870,879	750,000
The Zweig Fund, Inc.	378,803,144	750,000
The Zweig Total Return Fund, Inc.	523,139,855	900,000

TOTAL	52,247,307,372	29,550,000

*	Maximum Required Bond is $2.5 Million